Exhibit 15

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2025:
Payment No. 1 – May 2026 (the “May 2026 Dividend”)
South Africa Branch Register Finalisation Information

On 12 February 2026, the Company announced that the Board had declared an interim dividend of 245.04p per ordinary share of 25p, payable in four equal quarterly instalments of 61.26p per ordinary share in May 2026, August 2026, November 2026 and February 2027.

The May 2026 Dividend will be payable on 7 May 2026 to shareholders registered on either the UK main register or the South Africa branch register on 27 March 2026 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the May 2026 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 12 February 2026 remain unchanged for the May 2026 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R=22.3938 as at 13 March 2026 (the closing rate on that date as quoted by Bloomberg), results in an equivalent May 2026 Dividend of 1,371.84419 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 274.36884 SA cents per ordinary share, will be withheld from the gross May 2026 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 1,097.47535 cents per ordinary share.  The May 2026 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the May 2026 Dividend is the United Kingdom.

At the close of business on 13 March 2026 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the May 2026 Dividend), the Company had a total of 2,173,873,953 ordinary shares in issue (excluding treasury shares). The Company held 132,976,327 ordinary shares in treasury giving a total issued share capital of 2,306,850,280 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Christopher Worlock
Assistant Secretary
British American Tobacco p.l.c.

17 March 2026

Enquiries:

Media Centre
press_office@bat.com │@BATplc

Investor Relations
Victoria Buxton | IR_team@bat.com